UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 14)

Under the Securities Exchange Act of 1934

PARAMOUNT GOLD AND SILVER CORP.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

69924P102

(CUSIP Number)

Robert A. Grauman, Esq. Baker & McKenzie LLP 1114 Avenue of the Americas New York NY 10036 (212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69924P102

1.	Names of Reporting Persons.
FCMI FINANCIAL CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
-0-
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

-0-

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.0%
14.	Type of Reporting Person

CO

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CUSIP No. 69924P102

1.	Names of Reporting Persons.
ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
-0-
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

-0-

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.0%
14.	Type of Reporting Person

IN

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The Statement on Schedule 13D dated and filed March 23, 2009, as amended by Amendment No. 1 dated and filed May 28, 2009, Amendment No. 2 dated and filed July 21, 2009, Amendment No. 3 dated and filed August 6, 2009, Amendment No. 4 dated and filed August 6, 2009, by Amendment No. 5 dated and filed September 23, 2009, Amendment No. 6 dated and filed October 19, 2009, Amendment No. 7 dated and filed June 23, 2010, Amendment No. 8 dated June 30, 2010, Amendment No. 9 dated December 22, 2010, Amendment No. 10 dated and filed January 11, 2011, Amendment No. 11 dated and filed April 3, 2012, Amendment No. 12 dated and filed March 14 2013 and Amendment No. 13 filed December 23, 2014 (as so amended, the “Statement”), filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada (“FCMI”), and Albert D. Friedberg (collectively with FCMI, the “Filing Persons”), relating to the common stock, $0.001 par value (the “Common Shares”), of Paramount Gold and Silver Corp., a Delaware corporation (the “Issuer”), is hereby amended with respect to the items set forth below in this Amendment No. 14. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 5.	Interest in Securities of the Issuer

The final paragraph of Item 5 of the Statement is amended and restated to read in its entirely as set forth below:

On April 17, 2015, the Issuer announced that the transactions contemplated by the Agreement and Plan of Merger, dated as of December 16, 2014, as amended, among Coeur Mining, Inc. (“Coeur”), Hollywood Merger Sub, Inc., the Issuer and Paramount Nevada Gold Corp. (the “Merger Agreement”) had been completed, and that Coeur had acquired all of the issued and outstanding shares of common stock of the Issuer. Pursuant to the Merger Agreement, FCMI will surrender all of its Common Shares of the Issuer and will receive in exchange for such Common Shares 4,927,957 shares of common stock of Coeur (based on the exchange ratio of 0.2016 of a share of Coeur per Common Share of the Issuer, as provided in the Merger Agreement). As a result, on the date of this Schedule 13D (Amendment No. 14), FCMI no longer beneficially own any Common Shares of the Issuer.

Except as reported in this Schedule 13D (Amendment No. 14), neither FCMI nor any of its officers or directors has effected any transactions in the Issuer’s securities during the 60 days preceding the filing of this Schedule 13D (Amendment No. 14).

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Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2015

FCMI FINANCIAL CORPORATION

By:	/s/	Dan Scheiner
Name:		Dan Scheiner
Title:		Vice President

/s/ Albert D. Friedberg
Albert D. Friedberg
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